Via Edgar Correspondence	Direct Dial: +1 212 878 8489 E-mail: leonard.mackey@cliffordchance.com

Ms. Alison White
U.S. Securities and Exchange Commission	January 23, 2018
Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549-4644

The China Fund, Inc. (the “Fund”)

SEC File Number 811-05749

Dear Ms. White

This letter is being submitted on behalf of the Fund, in response to a preliminary proxy statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 17, 2018 by Emerging Markets Country Fund (“EMC”) and its investment adviser, City of London Investment Group PLC (collectively with EMC, “City of London”) (SEC Accession No. 0000921895-18-000169) (the “COL Proxy”). The COL Proxy relates to two separate matters: (i) the nomination by EMC of two individuals to serve on the Board of Directors (the “Board”) of the Fund (the “EMC Nominees”) and (ii) a proposal submitted by City of London pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, to terminate all the Fund’s investment and advisory agreements with its investment adviser, Allianz Global Investors U.S. LLC (“Allianz”) (the “Termination Proposal”). According to the COL Proxy, EMC and City of London intend to submit these proposals for a vote at the Fund’s 2018 annual stockholder meeting and to solicit proxies in relation to these proposals in advance of the meeting.

We wish to bring to the attention of the Commission’s staff (the “Staff”) certain material misrepresentations and omissions in the COL Proxy. We do so to assist the Staff with its review of the COL Proxy and to encourage the Staff to take any necessary remedial actions with respect to the COL Proxy in advance of City of London’s (and its affiliates’) proxy campaign.

Failure to Disclose That Adoption of The Termination Proposal Would Disrupt The Fund’s Operations

In its Termination Proposal, City of London is not proposing to replace Allianz, only to remove it. As a result, if the Termination Proposal were adopted, the Fund would have no investment manager and in practical terms would be unable to manage its investment portfolio. This would be disruptive. But the COL Proxy contains no discussion of that potential disruption. Instead, City of London makes statements that imply adoption of its proposals would improve the Fund’s management functions. For example, on page 2 of the COL Proxy, City of London states “to ensure that the Fund is properly managed in the future, we believe it is essential to terminate all investment advisory and management agreements with” Allianz. That statement suggests the Fund will be better managed if it has no management at all – a suggestion that appears to have no valid basis. We urge the Staff to require City of London to revise the COL Proxy to add disclosure of the potentially disruptive consequences that could be caused by adoption of its proposals, and to delete statements that misleadingly suggest that for a closed-end, externally-managed fund such as the Fund, no management is better management.

Failure to Disclose How The Fund Would be Managed if City of London’s Proposals Were Adopted

The COL Proxy states that the EMC Nominees, if elected, would consider reinstating the Fund’s share buyback program, liquidating the Fund, or seeking the consolidation of the Fund with one or more other closed-end Funds focused on the emerging markets. That statement is tainted by two material omissions: First, it suggests that if elected the EMC Nominees would be able to cause the adoption of any of the referenced strategies, when in fact if elected they would be two of seven Board members and therefore unable to implement any strategy without the support of other Board members. Second (and more importantly), the statement suggests the Fund would continue to operate after the adoption of City of London’s two proposals, without explaining how that could be possible without the benefit of the investment advisory or management services to which the Fund would no longer have access after the termination of the Fund’s agreements with Allianz.

These omissions make the COL Proxy materially misleading. If the Fund is going to continue to operate after its 2018 annual stockholders meeting, it will need an investment adviser. If City of London contemplates the Fund would continue operating after the adoption of its proposals and would hire a new investment adviser in order to do so, it should say so and describe which adviser City of London contemplates would be appointed (and how). If City of London contemplates the Fund would continue operating after the adoption of its proposals without hiring a new investment adviser, it should say so and explain how it believes the Fund would operate without access to external management services. If City of London’s intention is that the Fund would not continue operating and instead would immediately liquidate or merge with one or more other entities, City of London should say so and provide further relevant details. In this case City of London also should explain how it expects to persuade the Fund’s Board to implement its plan for a liquidation or merger; and if City of London plans to use the Fund’s lack of an investment adviser as leverage to force the Fund’s Board to approve a plan of liquidation or merger the Board otherwise might oppose, City of London should say so.

Omission of Material Information Regarding Loss Suffered by The Fund

In the COL Proxy, City of London faults the Board for proposing in 2017 to engage Open Door Investment Management, Ltd. (“Open Door”) as the Fund’s investment adviser and notes that one of the principals of Open Door was sanctioned by the Commission in connection with certain transactions effected by the principal for the Fund while associated with the Fund’s previous investment adviser. In this connection the COL Proxy states: “The Fund’s stockholders were left holding the bag and the Fund ultimately sold the convertible bonds at a 45% loss on their face value.” In fact, as previously disclosed by the Fund, the Fund was fully reimbursed for the loss it incurred on the bonds, as well other related costs, including the costs it incurred in investigating the transactions, negotiating the terms of the reimbursement, and advisory fees paid by the Fund with respect to assets invested in the bonds. In light of these facts, there is no valid basis for City of London’s statement that the Fund was “left holding the bag,” and that statement is materially misleading. We urge the Staff to require City of London to appropriately correct this misleading statement.

Misleading Statement Regarding “Asset Write-off”

In the COL Proxy, City of London criticizes an increase in the fee paid to the Chairman of the Fund’s Audit Committee, asserting that the Chairman’s “lack of oversight over the Fund’s accounting service providers led to an avoidable write-off of the Fund’s net asset value to the extent of $2 million on the last day of the Fund’s 2015 fiscal year.” The quoted language is misleading in two respects. First, the term “write-off” generally is understood to mean a reduction in the carrying value of an asset. See, e.g., https://www.accountingtools.com/articles/2017/5/13/write-off. The $2 million charge referred to in the COL Proxy did not reflect a reduction in the carrying value of an asset. It reflected the incurrence of a liability by the Fund. Second, the charge was not “avoidable.” The relevant information was disclosed in the notes to the financial statements included in the Fund’s 2015 Annual Report:

At October 31, 2015, the Fund held equity-linked securities, in the form of warrants issued by Credit Lyonnais, Citigroup Global Markets Holdings and Hongkong and Shanghai Banking Corporation (HSBC), (the “Issuers”). Under the terms of the agreements, each warrant entitles the Fund to receive from the related Issuer an amount in U.S. dollars linked to the performance of specific equity shares. Under these agreements, the Fund has agreed to pay or provide reimbursement for any taxes imposed on the China A Share investments underlying the equity-linked securities. Non-resident corporate investors in China, such as the Issuers of the equity-linked securities, are subject to a statutory 10% withholding tax on both dividend and interest income sourced from China, absent an applicable tax treaty. During the year ended October 31, 2015, pursuant to an indemnification agreement entered into on February 28, 2007, the Fund incurred a liability to reimburse Citigroup Global Markets Holdings $2,001,458 for capital gains taxes paid related to investments in equity-linked securities from the period of November 2009 through November 2014.

Given these facts, City of London’s discussion of an “avoidable write-off” is materially misleading. We urge the Staff to require City of London to appropriately correct this misleading statement.

Please contact the undersigned if you wish to discuss the matter further.

Sincerely,

/s/ Leonard Mackey, Jr.

cc:	Brian Link, Secretary, The China Fund, Inc.